#2300 – 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NR12-06	June 26, 2012

FRANCO-NEVADA PURCHASES ROYALTY FROM DORATO

Vancouver, BC – Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, OTCQX: DRIFF, Frankfurt: D05), is pleased to announce that on June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash. This Agreement replaces the Royalty Option Agreement between the parties dated August 18th, 2008 and amended March 30th, 2009 which the parties mutually agreed to terminate.

About Dorato Resources Inc.

Dorato Resources Inc. is a mineral exploration company focused on the highly prospective Northern Peru copper-gold porphyry-epithermal belt. The Company has property rights in two geographic centres:

  Cajamarca Region Project-- Dorato has acquired rights on the Deborah property, which is nestled between several important copper-gold deposits, including Michiquillay and El Galeno.

  Cordillera del Condor Asset-- one of the most important gold-bearing districts in northern Peru since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres, providing the Company with the largest land position in the Cordillera del Condor.

The Company focuses on grassroots opportunities in strategically important locations where prospectivity can be demonstrated by proximity to existing deposits. The Cajamarca Region, in contrast, is an established mining district with excellent infrastructure. The Deborah property is a foothold for Dorato into an established area with excellent exploration potential. The Cordillera del Condor project represents an exceptional land position and an emergent copper-gold district, located close to the border with Ecuador. This remote area of Peru was unexplored until recently, but it is located within kilometres of recent discoveries like Fruta del Norte and the Mirador District (both located just across the border in Ecuador).

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Rowland Perkins”
Interim President and CEO

For further information please contact:	Email: info@doratoresources.com
Phone: (604)-638-5817 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2012 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov.